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SEC RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8-45710

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, *Robert T. Methven*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GE Investment Distributors, Inc. as of *December 31, 2003*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

[signature]
Signature

President and CEO
Title

[signature] 2-12-04
Notary Public

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-16-06

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [√] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
GE Investment Distributors, Inc.:

We have audited the accompanying statements of financial condition of GE Investment Distributors, Inc. (an indirect wholly owned subsidiary of General Electric Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

GE INVESTMENT DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of General Electric Company)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	7,700,294	12,235,381
Deferred sales commissions		3,788,415	4,617,336
Other assets		36,285	40,915
Total assets	$	11,524,994	16,893,632
Liabilities and Shareholder's Equity			
Liabilities:			
Payable to affiliates	$	1,312,320	4,838,934
Accounts payable and accrued expenses		466,332	308,356
Total liabilities		1,778,652	5,147,290
Shareholder's equity:			
Common stock (1,000 shares authorized; $0.01 par value per share; 100 shares issued and outstanding)		1	1
Additional paid-in capital		9,746,341	11,746,341
Total shareholder's equity		9,746,342	11,746,342
Total liabilities and shareholder's equity	$	11,524,994	16,893,632

See accompanying notes to financial statements.